Helo Corp.

600 Brickell Ave., Suite 1775
Miami, Florida 33131
(305) 504-7173

April 26, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara Jacobs, Assistant Director Division of Corporation Finance

Re:	Helo Corp. Withdrawal of Registration Statement on Form S-1 File No. 333-226178

Ladies and Gentlemen:

On behalf of Helo Corp., a Nevada corporation (“Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-226178), as initially filed with the Securities and Exchange Commission (“Commission”) on July 13, 2018 (“Registration Statement”) be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement because of unfavorable market conditions for a registered offering of this type. The Company believes that the withdrawal of the Registration Statement would be consistent with the public interest and the protection of investors.

The Registration Statement has not been declared effective and none of the Company’s securities has been sold pursuant to the Registration Statement.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Sara Hanks of CrowdCheck Law LLP, via email at Sara@crowdchecklaw.com.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by the Company or any successor thereto or affiliate thereof.

Should you have any questions regarding this request for withdrawal, please contact Sara Hanks of CrowdCheck Law LLP by telephone at (703) 548 7263. Thank you for your assistance in this matter.

Very truly yours,

/s/ Seán McVeigh
Name: Seán McVeigh
Title: Chief Executive Officer